FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on CALLA Phase III trial of concurrent use of Imfinzi and chemoradiotherapy in locally advanced cervical cancer

24 March 2022 07:00 GMT

Update on CALLA Phase III trial of concurrent use of Imfinzi and chemoradiotherapy in locally advanced cervical cancer

The CALLA Phase III trial for AstraZeneca’s Imfinzi (durvalumab) given concurrently with chemoradiotherapy (CRT) did not achieve statistical significance for the primary endpoint of improving progression-free survival (PFS) versus CRT alone in the treatment of patients with locally advanced cervical cancer.

Bradley Monk, MD, FACOG, FACS, Professor at the University of Arizona College of Medicine and principal investigator in the CALLA Phase III trial, said: “While today’s results were not statistically significant, they underscore the need for further evaluation of novel therapeutic options and will inform future strategies to improve treatment for patients with locally advanced cervical cancer.”

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: “CALLA tested a novel immunotherapy approach in locally advanced cervical cancer, a devastating and complex disease where many patients progress following available treatments. While the results were not what we hoped for, insights from the trial will advance our understanding and application of immunotherapy across our broad clinical development programme, exploring the benefits of Imfinzi in many tumour types.”

The safety and tolerability in this trial were consistent between the two arms and no new unexpected safety findings were observed. The data will be presented at a forthcoming medical meeting.

Notes

Locally advanced cervical cancer

Cervical cancer is the eighth most common, and ninth most deadly, cancer worldwide, with approximately 600,000 people diagnosed each year.1 Approximately 40-50% of cervical cancer cases are diagnosed in the locally advanced stage.2 Following current standard-of-care treatment, platinum-based chemotherapy with radiation therapy, patients with locally advanced cervical cancer face an approximately 40% chance of disease recurrence and a five-year survival rate of about 65-70%.2,3 The standard-of-care treatment for these patients has not changed in over two decades.4

CALLA

CALLA is a randomised, multi-centre, double-blind, global Phase III trial in which 770 patients with locally advanced cervical cancer were treated with standard-of-care CRT in combination with either a 1,500mg fixed dose of Imfinzi or placebo every four weeks for up to 24 cycles or until disease progression.

The trial was conducted at 120 centres across 15 countries including in the US, Europe, Latin America, Africa and Asia. The primary endpoint was PFS and key secondary endpoints included overall survival and safety and tolerability. For more information about the trial, please visit Clinicaltrials.gov.

Imfinzi

Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour’s immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiotherapy, and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer based on the CASPIAN Phase III trial.

In the past year, Imfinzi has demonstrated clinical benefit in multiple additional cancer settings with positive Phase III trials in advanced biliary tract cancer (TOPAZ-1), unresectable advanced liver cancer (HIMALAYA) and metastatic NSCLC (POSEIDON).

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with small cell lung cancer, NSCLC, bladder cancer, several gastrointestinal cancers, ovarian cancer, endometrial cancer and other solid tumours.

AstraZeneca in immuno-oncology

Immunotherapy is a therapeutic approach designed to stimulate the body’s immune system to attack tumours. The Company’s Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome evasion of the anti-tumour immune response. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy and targeted small molecules from across AstraZeneca’s oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company’s focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

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References

1.
World Health Organization. Globocan 2020. World fact sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed March 2022.
2.
Gennigens C, et al. Optimal treatment in locally advanced cervical cancer. Expert Rev Anticancer Ther. 2021;21(6):657-671.
3.
Espenel S, et al. From IB2 to IIIB locally advanced cervical cancers: report of a ten-year experience. Radiat Oncol. 2018;13(16):1-11.
4.
Marth C, et al. Cervical cancer: ESMO Clinical Practice Guidelines for diagnosis, treatment and follow-up. Annals of Oncology 2017; 28 (4):IV72-IV83.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary